Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 13, 2009

$ Buffered Super Track Notes due July 19, 2010 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-3433

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	July 13, 2009

Issue Date:	July 16, 2009

Final Valuation Date:	July 14, 2010*

Maturity Date:	July 19, 2010* (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Upside Leverage Factor:	3

Downside Leverage Factor:	1.1111

Maximum Return:	17.85%

Buffer Percentage:	10%

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes of 17.85%. For example, if the Index Return is 5.95% or more, you will receive the maximum return on the Note of 17.85%, which entitles you to the maximum total payment of $1,178.50 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x Upside Leverage Factor)]

If the Index Return is less than or equal to 0% and equal to or greater than -10%, you will receive the principal amount of your Notes; and

If the Index Return is less than -10%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (x) the sum of (i) the Index Return and (ii) the buffer percentage and (y) the Downside Leverage Factor:

$1,000 + [$1,000 x (Index Return +10%) x 1.1111]

You will lose some or all of your investment at maturity if the Reference Asset declines by more than 10%.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JMJ9 and US06739JMJ96

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations ” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA - rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on Notes
1,758.26	100.00%	$1,178.50	17.85%
1,670.35	90.00%	$1,178.50	17.85%
1,582.43	80.00%	$1,178.50	17.85%
1,494.52	70.00%	$1,178.50	17.85%
1,406.61	60.00%	$1,178.50	17.85%
1,318.70	50.00%	$1,178.50	17.85%
1,230.78	40.00%	$1,178.50	17.85%
1,142.87	30.00%	$1,178.50	17.85%
1,054.96	20.00%	$1,178.50	17.85%
1,011.00	15.00%	$1,178.50	17.85%
967.04	10.00%	$1,178.50	17.85%
923.09	5.00%	$1,150.00	15.00%
879.13	0.00%	$1,000.00	0.00%
835.17	-5.00%	$1,000.00	0.00%
791.22	-10.00%	$1,000.00	0.00%
747.26	-15.00%	$944.44	-5.56%
703.30	-20.00%	$888.89	-11.11%
615.39	-30.00%	$777.78	-22.22%
527.48	-40.00%	$666.67	-33.33%
439.57	-50.00%	$555.56	-44.44%
351.65	-60.00%	$444.44	-55.56%
263.74	-70.00%	$333.33	-66.67%
175.83	-80.00%	$222.22	-77.78%
87.91	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 879.13 to a final level of 923.09.

Because the final level of 923.09 is greater than the initial level of 879.13 and the index return of 5% multiplied by 3 does not exceed the maximum return of 17.85%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 3)] = $1,150.00

The total return on the investment of the Notes is 15.00%.

Example 2: The level of the Index decreases from an initial level of 879.13 to a final level of 835.17.

Because the final level of 835.17 is less than the initial level of 879.13, the index return of -5.00% is greater than -10% and the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 879.13 to a final level of 1,054.96.

Because the index return of 20% multiplied by 3 exceeds the maximum return of 17.85%, the investor receives a payment at maturity of $1,178.50 per $1,000 principal amount Note, the maximum total payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 879.13 to a final level of 747.26.

Because the final level of 747.26 is less than the initial level of 879.13 by more than the buffer percentage of 10%, the index return is negative and the investor will receive a payment at maturity of $944.44 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-15% + 10%) x 1.1111] = $944.44

The total return on the investment of the Notes is -5.56%.

FWP–3

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns up to the maximum return on the Notes of 17.85%, if the Index Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 10%. If the final level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each holder agrees to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

If one or more of the entities included in the Index are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the Notes will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult their tax advisors as to the possibility that one or more of the components of the Index is treated as a pass-thru entity for purposes of section 1260, and section 1260 applies to their Notes.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of certain notes (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Note prior to the receipt of payments under the Note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Note could be subject to U.S. withholding tax in respect of a Note. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

FWP–4

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final level beyond the 10% buffer percentage as compared to the initial level of the Index.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 17.85% multiplied by the principal amount.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. For further discussion, see “Certain U.S. Federal Income Tax Considerations” above, as well as “Certain U.S. Federal Income Tax Considerations — Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through July 10, 2009. The Index closing level on July 10, 2009 was 879.13.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–6